UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EVmo, Inc.

(Name of Issuer)

Common Stock, $0.000001 par value per share

(Title of Class of Securities)

985294107

(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

120 Colorado Avenue, #230

Santa Monica, California 90404

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 985294107	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,055,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,055,512

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,055,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1	Based on 32,956,374 shares of common stock, par value $0.000001 per share (the “Shares”), of EVmo, Inc., formerly known as Rideshare Rental, Inc. (the “Company”), which is the sum of (i) 31,981,374 Shares issued and outstanding as of November 10, 2020, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2020 filed by the Company with the SEC on November 12, 2020 (the “Form 10-Q”), (ii) 150,000 Shares issued to FirstFire Global Opportunities Fund, LLC (“FirstFire”) on February 11, 2021, as disclosed in the Form 8-K filed by the Company with the SEC on February 18, 2021, and (iii) 825,000 Shares issued by the Company to Acuitas on March 1, 2021 pursuant to the Settlement Agreement and Mutual Release, dated as of October 28, 2019, by and among the Reporting Persons, Ramy El-Batrawi and X, LLC (the “Settlement Agreement”), as described in more detail in Item 4 below.

SCHEDULE 13D

CUSIP No. 985294107	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,055,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,055,512

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,055,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%[2]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

2	Based on 32,956,374 Shares, which is the sum of (i) 31,981,374 Shares issued and outstanding as of November 10, 2020, as disclosed in the Form 10-Q, (ii) 150,000 Shares issued to FirstFire on February 11, 2021, as disclosed in the Form 8-K filed by the Company with the SEC on February 18, 2021, and (iii) 825,000 Shares issued by the Company to Acuitas on March 1, 2021 pursuant to the Settlement Agreement, as described in more detail in Item 4 below.

Amendment No. 1 to SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) on February 4, 2021 (the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, $0.000001 par value per share (the “Shares”), of EVmo, Inc., formerly known as Rideshare Rental, Inc., a Delaware corporation (the “Company”). Except as specifically amended by this Amendment, items in the Original Statement are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Statement.

Item 3.	source and amount of funds or other consideration

Item 3 of the Statement is hereby amended and supplemented to include the following information:

“             As described in more detail in Item 4 of this Statement, on February 26, 2021, Acuitas acquired 6,000,000 Shares from XLLC for aggregate consideration that the parties have agreed to value as $6,000,000 pursuant to the Amended and Restated Purchase Agreement (as defined below). On March 1, 2021, the Company issued to Acuitas 825,000 Shares pursuant to the Settlement Agreement (as defined below), as described in more detail in Item 4 of this Statement.”

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented to include the following information:

“             On February 22, 2021, Acuitas entered into that certain Amended and Restated Purchase and Sale Agreement, dated as of February 22, 2021 (the “Amended and Restated Purchase Agreement”), by and among Acuitas, Crede, Crede Capital LLC, a Delaware limited liability company (“NewCo”), XLLC and, solely for purposes of Section 5.01 thereof, Ramy El-Batrawi. The Amended and Restated Purchase Agreement amends and restates the Purchase Agreement to, among other things, (i) add NewCo as a party and (ii) change a portion of the consideration payable by Acuitas and Crede to XLLC from all of the limited liability company membership interests of Crede to 100 units of the limited liability company membership interests of NewCo. The foregoing summary of the Amended and Restated Purchase Agreement is qualified in its entirety by reference to the complete copy of the Amended and Restated Purchase Agreement attached hereto as Exhibit 99.4 and incorporated herein by reference.

The Closing under the Amended and Restated Purchase Agreement took place on February 26, 2021. At the Closing, Acuitas acquired 6,000,000 Shares from XLLC pursuant to the terms of the Amended and Restated Purchase Agreement.

Pursuant to the terms of the Amended and Restated Purchase Agreement, the size of the Board was expanded to consist of seven members, effective as of the Closing. At the Closing, the Board appointed Mr. Peizer as its Executive Chairman. In addition, pursuant to the Amended and Restated Purchase Agreement, as promptly as reasonably practicable after the Closing, the Board will appoint three additional new members (each to be proposed by Mr. Peizer and agreed to and approved by Mr. Peizer and the directors serving on the Board immediately prior to the Closing) to fill the newly created directorships in the Board.

On March 1, 2021, the Company issued to Acuitas 825,000 Shares pursuant to the Settlement Agreement.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Statement is hereby amended and restated as follows:

“            (a) and (b)

All percentages of Shares outstanding contained herein are based on 32,956,374 Shares, which is the sum of (i) 31,981,374 Shares issued and outstanding as of November 10, 2020, as disclosed in the Form 10-Q for the quarterly period ended September 30, 2020 filed by the Company with the SEC on November 12, 2020, (ii) 150,000 Shares issued to FirstFire Global Opportunities Fund, LLC on February 11, 2021, as disclosed in the Form 8-K filed by the Company with the SEC on February 18, 2021, and (iii) 825,000 Shares issued by the Company to Acuitas on March 1, 2021, pursuant to the Settlement Agreement, as described in more detail in Item 4 of this Statement.

As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership of 10,055,512 Shares, which Shares are held directly by Acuitas and represent approximately 30.5% of the Shares. In addition, each of the Reporting Persons may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 10,055,512 Shares, which Shares are held directly by Acuitas and represent approximately 30.5% of the Shares.”

Item 5(c) of the Statement is hereby supplemented with the following:

“            (c)        Except as described in Items 4 and 6 of this Statement, the Reporting Persons had no transactions in the Shares since the filing date of the Original Statement.”

Item 6.                  contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following paragraph after the third paragraph of Item 6:

“            The information set forth in Item 4 of this Statement is incorporated herein by reference.”

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended and supplemented by adding the following:

“99.4	Amended and Restated Purchase and Sale Agreement, dated as of February 22, 2021, by and among Acuitas Group Holdings, LLC, a California limited liability company, Crede Capital Group, LLC, a Delaware limited liability company, Crede Capital LLC, a Delaware limited liability company, X, LLC, a Delaware limited liability company, and, solely for purposes of Section 5.01 thereof, Ramy El-Batrawi, an individual.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 2, 2021

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer